UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2024.

Commission File Number 001-42004

NEWGENIVF GROUP LIMITED

(Translation of registrant’s name into English)

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

Nasdaq Minimum Market Value of Publicly Held Shares Deficiency Letter

On May 24, 2024, NewGenIvf Group Limited (the “Company”) received a deficiency letter (“MVPHS Deficiency Letter”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the preceding 35 consecutive business days, the Company’s Class A Ordinary Shares (the “Class A Shares”) did not meet the minimum $15,000,000 Market Value of Publicly Held Shares (“MVPHS”) requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rules 5450(b)(2)(C) (the “MVPHS Requirement,” and the Company’s non-compliance with this requirement, the “MVPHS Deficiency”).

The receipt of the MVPHS Deficiency Letter has no immediate effect on the Company’s Nasdaq listing. In accordance with Nasdaq Rule 5810(c)(3)(D), the Company has been provided an initial period of 180 calendar days, or until November 20, 2024 (the “Compliance Date”), to regain compliance with the MVPHS Requirement. If, at any time before the Compliance Date, the MVPHS for the Class A Shares is at least $15,000,000 for a minimum of ten consecutive business days, the Staff will provide the Company written confirmation of compliance with the MVPHS Requirement. In the event the Company does not regain compliance with the above requirement prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting. Alternatively, the Company may apply to transfer the Company’s securities to The Nasdaq Capital Market.

The Company intends to monitor the MVPHS of the Class A Shares and may, if appropriate, consider available options to regain compliance with the MVPHS Requirement.

On May 28, 2024, the Company issued a press release disclosing its receipt of the MVPHS Deficiency Letter along with receipt of the MVLS Deficiency Letter (as described and defined below). A copy of the aforesaid press release is filed herewith as Exhibit 99.1.

Nasdaq Minimum Market Value of Listed Securities Deficiency Letter

On May 24, 2024, the Company received a deficiency letter (“MVLS Deficiency Letter”) from the Staff of Nasdaq notifying the Company that, for the preceding 35 consecutive business days, the Class A Shares did not meet the minimum $50,000,000 Market Value of Listed Securities (“MVLS”) requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rules 5450(b)(2)(A) (the “MVLS Requirement,” and the Company’s non-compliance with this requirement, the “MVLS Deficiency”).

The receipt of the MVLS Deficiency Letter has no immediate effect on the Company’s Nasdaq listing. In accordance with Nasdaq Rule 5810(c)(3)(C), the Company has been provided an initial period of 180 calendar days, or until November 20, 2024 (the “Compliance Date”), to regain compliance with the MVLS Requirement. If, at any time before the Compliance Date, the MVLS for the Class A Shares is at least $50,000,000 for a minimum of ten consecutive business days, the Staff will provide the Company written confirmation of compliance with the MVLS Requirement. In the event the Company does not regain compliance with the above requirement prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting. Alternatively, the Company may consider applying for a transfer to The Nasdaq Capital Market.

The Company intends to monitor the MVLS of the Class A Shares and may, if appropriate, consider available options to regain compliance with the MVLS Requirement.

On May 28, 2024, the Company issued a press release disclosing its receipt of the MVLS Deficiency Letter along with its receipt of the MVPHS Deficiency Letter. A copy of the aforesaid press release is filed herewith as Exhibit 99.1.

EXHIBITS

Exhibit No.	Description
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

Date: May 28, 2024

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